BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS), announces to its shareholders and to the market that, subsequent to the Announcement to the Market dated December 17, 2020, Nutrinvestment BV and Banvit Bandirma Vitaminli Yem Sanayii AS, indirectly controlled subsidiaries of the Company, concluded, on the date hereof, the sale to Aaylex System Group S.A of 100% of the shares held in Banvitfoods S.R.L., engaged in the activities of manufacture of animal feed and egg hatchery in Romania.

The purchase price paid on the date hereof amounts to EUR 20,300,000.00 (twenty million and three hundred thousand Euros), equivalent to approximately R$ 132,425,000.00. The purchase price is subject to post-closing adjustments which are common to transactions of such nature.

São Paulo, May 4, 2021.

Carlos Alberto Bezerra de Moura

Chief Financial and Investor Relations Officer

BRF S.A.